February 9, 1994


Amendment #1 to Schedule 13G

    On February 8, 1994 Lehman Brothers Inc. filed five Schedule
13G filings incorrectly. The information found in these filings is to be disregarded. The filer's CIK# was used instead of the subject company's CIK# causing the filings to erroneously appear to relate to "Lehman" Securities.